UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(e) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2007; or

☐	Transition Report Pursuant to 15(d) of the Securities Exchange Act of 1934

For the transition period from to

Commission file number:

THE TORONTO-DOMINION BANK, U.S.A. DIVISION

401(k) EMPLOYEE RETIREMENT SAVINGS PLAN

(Full title of the plan)

THE TORONTO-DOMINION BANK

(Name of issuer of the securities held pursuant to the plan)

P.O. BOX 1

TORONTO-DOMINION CENTRE

KING STREET WEST AND BAY STREET

TORONTO, ONTARIO M5K1A2

CANADA

(Address of principal executive offices)

The Toronto-Dominion Bank, U.S.A. Division

401(k) Employee Retirement Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm

The Toronto-Dominion Bank, U.S.A. Division

  401(k) Employee Retirement Savings Plan Committee

The Toronto-Dominion Bank

We have audited the accompanying statements of net assets available for benefits of The Toronto-Dominion Bank, U.S.A. Division 401(k) Employee Retirement Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

New York, New York

June 27, 2008

The Toronto-Dominion Bank, U.S.A. Division

401(k) Employee Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2007	2006
Assets
Cash	$—	$456
Investments, at fair value	97,009,423	89,268,912
Participant loans	1,059,592	972,742
Contributions receivable	1,758,213	1,469,202
Net assets available for benefits, at fair value	99,827,228	91,711,312

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(55,179)	58,705
Net assets available for benefits	$99,772,049	$91,770,017

See accompanying notes.

The Toronto-Dominion Bank, U.S.A. Division

401(k) Employee Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2007

Additions
Additions to net assets attributed to:
Investment income:
Net realized and unrealized appreciation in fair value of investments	$3,281,663
Interest and dividends	5,345,327
8,626,990
Contributions:
Employee	6,922,450
Employer	2,270,925
9,193,375
Transfers In:
TD Waterhouse Group, Inc. 401(k) and Profit Sharing Plan	6,661

Total additions	17,827,026

Deductions
Deductions from net assets attributed to:
Benefits paid to participants	(9,824,994)

Total deductions	(9,824,994)

Net increase during the year	8,002,032

Net assets available for benefits:
Beginning of year	91,770,017

End of year	$99,772,049

See accompanying notes.

The Toronto-Dominion Bank, U.S.A. Division

401(k) Employee Retirement Savings Plan

Notes to Financial Statements

December 31, 2007

1. Description of the Plan

The following description of The Toronto-Dominion Bank, U.S.A. Division 401(k) Employee Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. Terms used in this description have the same meaning as in the Plan.

General

The Plan is a defined contribution plan covering all employees of the Toronto-Dominion Bank, USA Division (the “Company”) who become eligible upon reaching the latter of the first day of the month following (i) the attainment of age 21 or (ii) the employee’s first day of active employment. The employees become eligible for the Matching Employer Contribution and the Profit Sharing Contributions, as defined by the Plan document, upon the latter of the first day of the month following (i) the attainment of age 21 or (ii) the completion of 90 days of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

For payroll periods beginning on or after March 1, 2006, the Matching Employer Contribution, shall be equal to fifty percent (50%) of the participant’s Compensation Reduction Contribution made in such payroll period not in excess of eight percent (8%) of the participant’s compensation in such period so that the maximum Matching Employer Contribution for a payroll period shall be four percent (4%) of the participant’s compensation in such payroll period. The maximum Matching Employer Contribution was three percent (3%) for payroll periods before March 1, 2006.

For the period beginning January 1, 2006 and ending February 28, 2006, the Profit Sharing Contribution, and forfeitures were allocated to Eligible Participants, as defined by the Plan document, in an amount equal to three percent (3%) of the compensation paid to the participant during such period. For the period from March 1, 2006 to December 31, 2006 and for each Plan year thereafter, the Employer Profit Sharing Contribution and forfeitures were allocated to Eligible Participants in uniform percentage, determined at the sole discretion of the Company, of the compensation earned by such Participant during the period from March 1, 2006 to December 31, 2006. However, Eligible Participants who also accrued benefits under the Company’s Pension Plan after February 28, 2006, were entitled to only one-half of the uniform percentage.

The Toronto-Dominion Bank, U.S.A. Division

401(k) Employee Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Effective March 1, 2006, the rate of Compensation Reduction Contribution, as defined by the Plan document, increased by 1% and will continue to increase each subsequent January 1 (but not in excess of 8%), provided that the increase does not apply to particpants who have not changed their Compensation Reduction Contributions deferral percentage within a 90-day period prior to the automatic increase. Participants may opt out of this auotmatic increase, adopt a different deferral percentage, or select an effective month other than March 2005, or any subsequent January.

On January 24, 2006, TD Waterhouse Group, Inc. (“TDW Group”) was acquired by Ameritrade Holding Corporation. TD Asset Manageement, Inc. and TD Waterhouse Bank, N.A., wholly owned subsidiaries of TDW Group, were not acquired as part of the transaction. Assets for employees of TD Asset Management, Inc. and TD Waterhouse Bank, N.A. were transferred to the Plan in December 2005. During 2006, several employees were transferred from TD Asset Management, Inc. and TD Waterhouse Bank, N.A. to the Company. Accordingly, assets of these employees, with aggregate fair value of $113,487 in 2006 and $6,661 in 2007, were transferred to the Plan.

Plan Administration

The Plan is administered by the Toronto-Dominion Bank, U.S.A. Division 401(k) Employee Retirement Savings Plan Committee (the “Committee”), as defined in the Plan document whose members are appointed by the Company consisting of at least three but not more than five members. The Committee has assigned all the operating and record keeping responsibilities of the Plan to T. Rowe Price, which also serves as Trustee of the Plan. All expenses relating to the administration of the Plan are paid by the Company and are not reimbursed by the Plan.

Contributions

Each year, participants may contribute up to 35% of their pretax annual compensation, as defined in the Plan document. Participant contributions were limited to $15,500, effective January 1, 2007, and $15,000 in Plan year 2006. The Company provides for a (i) matching contribution of 50% of the first 8% of participant’s pretax annual compensation and (ii) profit sharing contribution of an amount equal to 3% of the compensation paid to such participant in said plan year while a participant in said plan year, provided, however, that in no event shall the amount of

The Toronto-Dominion Bank, U.S.A. Division

401(k) Employee Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

profit sharing contribution and reallocated forfeiture allocated to a participant’s profit sharing account in a plan year exceed $3,500, regardless of whether the employee contributed to the Plan. Both the matching and profit sharing contributions are subject to certain IRS Code (the “Code”) dollar limitations.

Participant Accounts

Each participant’s account is credited and charged with participant’s contributions, benefit payments and allocations of (i) the Company’s contributions (ii) Plan earnings and losses, and (iii) administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon.

Each participant whose employment is terminated prior to his normal retirement date, as defined by the Plan, and for any reason other than death or becoming disabled, the participant shall have a nonforfeitable interest in the value of his matching employer contribution account and the earning thereon in accordance with the following schedule:

Years of Services (as defined by the Plan)	Vested Percentage

Less than 3 years	0%
3 or more years	100%

Notwithstanding the foregoing, the applicable vesting rules of the Prior Plan shall apply to Participants in such plan.

If a Participant’s employment is terminated prior to his normal retirement date, as defined by the Plan, and for any reason other than death or becoming disabled, the participant shall have a nonforfeitable interest in the value of his profit sharing contribution and the earnings thereon in accordance with the following schedule:

The Toronto-Dominion Bank, U.S.A. Division

401(k) Employee Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Years of Services (as defined by the Plan)	Vested Percentage

Less than 3 years	0%
3 or more years	100%

If the participant’s employment is terminated due to such person’s death or such person becoming disabled, the participant shall immediately have a 100% nonforfeitable interest in the value of his entire account.

Participant Loans

Participants may borrow, from their fund accounts a minimum, of $1,000 up to a maximum equal to the lesser of $50,000, or 50% of their vested account balance, subject to certain limitations. Loan terms range from 1-5 years or up to 15 years for the purchase or reconstruction of the principal residence. The loans are secured by the balance in the participant’s account and bear interest at the prime lending rate on the date of the loan plus 1%. Principal and interest is paid ratably through monthly payroll deductions.

Payments of Benefits

A participant may elect, after attaining the age of 59-1/2, to withdraw all or a portion of the value of their accounts, provided that each withdrawal is at least $1,000 (or is 100% of the value of their account if less than $1,000). Withdrawals by actively employed participants, before the age of 59-1/2, are permitted for pre-tax contributions and pre-1989 earnings thereon, only after meeting specified financial hardship criteria and after obtaining approval from the Committee. Participants can elect to withdraw all or a portion of their rollover contributions made to the Plan.

If the participant’s employment with the Company terminates, at any point prior to death the participant may elect to receive a full or partial distribution of his account balance, provided that partial distributions must be at least $1,000. After participants attain their normal retirement age, as defined in the plan document, they must both receive partial and full distributions or their remaining account balance in accordance with the minimum required distribution and Plan rules. In the event the participant’s account does not exceed $1,000 ($5,000 prior to March 28, 2005), a

The Toronto-Dominion Bank, U.S.A. Division

401(k) Employee Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

lump sum payment will be made immediately. Upon death, the balance in the participant’s account is paid to the designated beneficiary as provided by the Plan.

Forfeited Accounts

Amounts in which the participant does not have a vested interest shall be forfeited by the participant after five consecutive one year breaks in service, as defined by the Plan document. At December 31, 2007 and 2006, approximately $204,000 and $138,000 respectively, of forfeitures from terminated employees were maintained in a separate account and are available to offset future contributions. For the years ended December 31, 2007 and 2006 employer contributions were reduced by approximately $232,000 and $744,000, respectively, from forfeited accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. The common stock of the Toronto-Dominion Bank is valued at the quoted market price on the last business day of the Plan year. Mutual funds and common trust funds are valued at the net asset or unit value of shares/units held by the Plan at year end. Fully benefit-responsive investment contracts are adjusted to contract value for financial statement purposes. Participant

The Toronto-Dominion Bank, U.S.A. Division

401(k) Employee Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

loans are valued at their outstanding balances, which approximates fair value. Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

Payments of Benefits

Benefits are recorded when paid.

3. Investments

The following table presents the fair value of investments held by the Plan at December 31, 2007 and 2006, respectively:

	December 31,
	2007	2006
Investments, at fair value:
Mutual Funds	$73,474,408	$70,417,879
Common Trusts Funds	19,105,748	16,603,597
Employer Stock Fund	4,429,267	2,247,436
	$97,009,423	$89,268,912

During 2007, the Plan’s investment (including gains and losses on the investments bought and sold, as well as held during year) appreciated in value as follow:

Net appreciation in fair value of investments:
Mutual Funds	$2,418,733
Common Trusts Funds	345,526
Employer Stock Fund	517,404
$3,281,663

The Toronto-Dominion Bank, U.S.A. Division

401(k) Employee Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The following is a summary of investments held in excess of 5% of the net assets available for benefits at December 31, 2007 and 2006, respectively:

	December 31,
	2007	2006

T Rowe Price Equity Index Trust	$9,769,818	$9,755,727
T Rowe Price Stable Value Common Trust Fund	9,335,930	6,847,870
T Rowe Price Capital Appreciation Fund	8,484,128	9,121,808
T Rowe Price Equity Income Fund	7,692,093	10,559,211
T Rowe Price Mid Cap Growth Fund	6,694,586	6,147,781
T Rowe Price Small Cap Value Fund	5,882,222	6,753,623
T Rowe Price Emerging Markets Stock Fund	5,807,340	—
T Rowe Price Overseas Stock Fund	5,126,227	—
T Rowe Price Blue Chip Growth Fund	5,061,626	—

4. Risks and Uncertainties

The Plan invests in various investment securities. The investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level or risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits.

5.  Plan Termination

Although it has not expressed the intent to do so, the Company has the right under the Plan, to discontinue its contribution at any time and terminate the Plan subject to ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

The Toronto-Dominion Bank, U.S.A. Division

401(k) Employee Retirement Savings Plan

Notes to Financial Statements (continued)

6. Federal Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 29, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.

The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

7. Party in Interest Transactions

Certain Plan investments were managed and held in trust by T. Rowe Price during 2007 and 2006. This qualifies T. Rowe Price as a party in interest.

8. New Accounting Pronouncement

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan adopted the provisions of the FSP at December 31, 2006.

As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit-responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit-responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at

The Toronto-Dominion Bank, U.S.A. Division

401(k) Employee Retirement Savings Plan

Notes to Financial Statements (continued)

8. New Accounting Pronouncement (continued)

contract value. The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2006 presented for comparative purposes. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement on Financial Accounting Standards (“FAS”) No. 157, Fair Value Measurements (“SFAS 157”). This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The changes to current U.S. generally accepted accounting principles from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. As of December 31, 2007, the Plan is currently evaluating the implication of SFAS No. 157.

9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007, to the Form 5500:

Net assets available for benefits per the financial statements	$99,772,049
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	55,179
Net assets available for benefits per the Form 5500	$99,827,228

The following is a reconciliation of the change in net assets available for benefits per the financial statements for the year ended December 31, 2007, to the Form 5500:

Net increase in assets available for benefits per the financial statements	$8,002,032
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	55,179
Net increase in assets available for benefits per the Form 5500	$8,057,211

The Toronto-Dominion Bank, U.S.A. Division

401(k) Employee Retirement Savings Plan

Notes to Financial Statements (continued)

9. Reconciliation of Financial Statements to Form 5500 (continued)

The accompanying financial statements present fully benefit-responsive investment contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit-responsive investment contracts represents a reconciling item.

Supplemental Schedule

Toronto-Dominion Bank, U.S.A. Division

401(k) Employee Retirement Savings Plan

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2007

Description of Investment	Shares or Units	Fair Value
Common Trusts Funds *:
T. Rowe Price Stable Value Common Trust Fund	9,280,751	$9,335,930
T. Rowe Price Equity Index Trust	223,822	9,769,818
Common Trusts Funds Total	9,504,573	19,105,748

Mutual Funds *:
T. Rowe Price New Income Fund	509,115	4,602,397
T. Rowe Price Equity Income Fund	273,740	7,692,093
T. Rowe Price Science & Technology Fund	188,332	4,416,396
T. Rowe Price Capital Appreciation Fund	426,338	8,484,128
T. Rowe Price International Bond Fund	147,540	1,488,679
T. Rowe Price Overseas Stock Fund	474,212	5,126,227
T. Rowe Price Media & Telecommunications Funds	88,334	4,281,556
T. Rowe Price Mid Cap Growth Fund	116,084	6,694,586
T. Rowe Price Small Cap Value Fund	163,759	5,882,222
T. Rowe Price Emerging Markets Stock Fund	135,306	5,807,340
T. Rowe Price Blue Chip Growth Fund	125,817	5,061,626
T. Rowe Price Retirement Income Fund	7,563	100,586
T. Rowe Price Retirement 2005 Fund	51	602
T. Rowe Price Retirement 2010 Fund	22,758	368,903
T. Rowe Price Retirement 2015 Fund	271,380	3,432,952
T. Rowe Price Retirement 2020 Fund	199,668	3,542,102
T. Rowe Price Retirement 2025 Fund	203,314	2,679,678
T. Rowe Price Retirement 2030 Fund	64,645	1,231,491
T. Rowe Price Retirement 2035 Fund	97,275	1,314,180
T. Rowe Price Retirement 2040 Fund	34,804	668,246
T. Rowe Price Retirement 2045 Fund	47,008	598,418
Mutual Fund Total	3,597,043	73,474,408

Employer Stock Fund *	63,320	4,429,267

Participant Loans (maturing from 1 to 180 months; interest rates of 5.00% to 10.50%)		1,059,592

Total Investments Held at End of Year		$98,069,015

*Indicates party in interest to the Plan.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

THE TORONTO-DOMINION BANK, U.S.A. DIVISION EMPLOYEE RETIREMENT SAVINGS PLAN

	By:	/s/ MARIANNE VITALLE
Marianne Vitale
Vice President & Director Human Resources
The Toronto-Dominion Bank, U.S.A. Division
Date: June 27, 2008

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
23	Consent of Independent Registered Public Accounting Firm